September 30, 2024

Nicholas O’Leary

Conlon Danberg

Christie Wong

Li Xiao

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Agroz Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted August 20, 2024
CIK No. 0002009233

Dear Mr. O’Leary, Mr. Danberg, Ms. Wong, and Ms. Xiao:

Agroz Inc. (the “Company”) respectfully submits this correspondence to the staff (the “Staff,” and such correspondence, this “Response Letter”) of the United States Securities and Exchange Commission (the “Commission”) in response to the Commission’s letter dated September 16, 2024 relating to the Company’s filing on August 20, 2024 of its draft registration statement on Form F-1 (the “Draft Registration Statement”). On behalf of the Company, Sichenzia Ross Ference Carmel LLP (“we” or “our”) is concurrently filing an amendment to the Draft Registration Statement (such amendment, “Amendment No. 1”). Capitalized terms used herein but not defined herein have the definitions ascribed to them in Amendment No. 1.

To facilitate your review, we have reproduced below the Commission’s comments in bold italics, followed by our responses.

Draft Registration Statement on Form F-1 filed August 20, 2024

Cover Page

1.	We note your disclosure that Mr. Gerard Kim Meng Lim is a controlling shareholder. Please clarify on the cover page whether you intend to maintain “controlled company” status under the applicable Nasdaq listing rules and rely on the exemptions from Nasdaq corporate governance standards following the offering, and specify those exemptions in the cross-referenced disclosure. If you intend to rely on the exemptions and maintain “controlled company” status under the Nasdaq listing rules after the offering, please provide appropriate risk factor disclosure.

In response to the Commission’s comment, the Company respectfully refers the Staff to revised disclosures in the “Related Party Transactions” section to clarify that Mr. Gerard Kim Meng Lim is a shareholder with significant influence. Mr. Gerard Lim currently holds 34.24% of the voting power in Agroz Inc. Therefore, the Company is not currently a “controlled company” under the applicable Nasdaq listing rules.

Prospectus Summary, page 1

2.	Please balance your disclosure regarding Agroz in the Prospectus Summary section to include equally prominent disclosure of the limitations you face in implementing your business strategy, including, but not limited to:

●	a discussion of your significant related party transactions;

●	a discussion of potential limitations to CEA vertical farming, such as your statement on page 15 that “[t]he production of staple crops such as wheat and rice is a roadblock for large scale vertical farming due to these crops’ specific growth requirements and current vertical farming technology limitations;”

●	a statement that your audit report includes a paragraph related to substantial doubt about your ability to continue as a going concern; and

●	a statement that your management has identified certain material weaknesses in your internal controls.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Prospectus Summary” section in Amendment No. 1, which section now contains prominent disclosures of certain limitations the Company faces in implementing its business strategy, including those the Staff has indicated in this comment number 2.

Our Products and Services, page 4

3.	Please expand on the discussion of your products and services to note for the most recent applicable periods (i) the number of CEA vertical farms you designed and/or constructed, (ii) the number of CEA vertical farms for which you provided operation and management services, (iii) the number of CEA vertical farms you sold to third parties, and (iv) the number of CEA vertical farms which you owned and operated.

In response to the Commission’s comment, the Company respectfully refers the Staff to the expanded discussion in the “Our Products and Services” section.

4.	We note your disclosure regarding Agroz OS and Agroz ERP. We also note that you have entered into two Software Development Agreements with Braiven Co., Ltd. pursuant to which Braiven provides you with certain software development services. Please note whether any aspects of the Agroz OS or Agroz ERP were developed by Braiven and whether you are significantly reliant on Braiven for the development of your products. Additionally, please provide a complete description of the Software Development Agreement with Braiven, including a discussion of:

●	the payment terms and any milestone payments that have been paid to date or which you may still be required to pay;

●	the perpetual license to use the software granted to Braiven;

●	any material foreign exchange risk you face given the $4 million payments due to Braiven appear to be denominated in U.S. dollars; and

●	any actual or potential conflicts of interest given that Braiven was founded by your Chief Technology Officer.

In response to the Commission’s comment, the Company respectfully advises that no aspect of the Agroz OS or Agroz ERP were developed by Braiven and the Company does not rely on Braiven for the development of such systems. The Company advises that the Second Braiven Services Agreement (as defined in Amendment No. 1) provides for development of a robotics AI software platform which the Company anticipates to integrate into Agroz Copilot. The Company has included this fact in Amendment No. 1.

The Company has also included in Amendment No. 1 “Related Party Transactions” section a description of the material terms of both of its software development agreements with Braiven. The Company also advises that there is no perpetual license to use Agroz’s software pursuant to the software development agreements. Furthermore, the Company does not believe there are actual or potential conflicts of interests by virtue of the Company’s Chief Technology Officer being Braiven’s founder.

Market Opportunity, page 6

5.

We note your statements in this section and throughout the prospectus discussing your “top-grade” products being available where they are most highly demanded. Please revise to clarify the meaning of top-grade. Please revise this and any disclosure throughout the registration statement to provide a basis for statements, including any relevant metrics, regarding your competitive position and comparisons between your products and services and those of your competitors. Refer to Item 4.B.7 of Form 20-F.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosures in the “Market Opportunity” subsection and elsewhere in Amendment No. 1 to include the bases for statements regarding the Company’s competitive position and comparisons between its products and services and those of competitors.

Recent Developments, page 7

6.

We note your statement that “[e]arly feedback from the pilot rollout of Agroz Copilot has been encouraging.” Please briefly explain the early feedback from the pilot rollout and the way or ways in which it has been encouraging.

In response to the Commission’s comment, the Company has revised its disclosure in the “Recent Developments” section to explain early feedback from the pilot rollout of Agroz Copilot and the ways in which such pilot rollout has been encouraging.

Risk Factors

Risks Related to our Business and Industry

We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business, page 16

7.

We note your disclosure here that you “own unregistered source codes to (i) the software components of the future developmental version of Agroz OS and (ii) the PLC.” On page 8 you note that you hold copyrights for “[t]he source code to the PLC integrated into Agroz OS” and “[t]he source code to Agroz OS and Agroz ERP.” Please clarify the level of intellectual property protection you hold for these source codes and what it means for them to be unregistered. Your disclosure should clarify why their unregistered nature makes them susceptible to potential infringement. Additionally, please expand the disclosure regarding your copyrights to note the jurisdiction in which you hold the copyrights and any applicable expiration dates.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosures in the “Intellectual Property” section and revised risk factor referenced in this comment number 7.

Risks Related to The Shares, page 18

8.

We note your disclosure of the outstanding Agroz Inc. Redeemable Convertible Preferred Shares. Please add risk factor disclosure regarding the RCPS. Your disclosure should address the potential dilutionary impact to investors upon conversion of these securities, potential payments upon redemption and any material interest payments. Additionally, please discuss the RCPS in the Prospectus Summary.

In response to the Commission’s comment, the Company respectfully refers the Staff to the added risk factor in the “Risk Factors” section pertaining to the Agroz Inc. Redeemable Convertible Preferred Shares (“RCPS”). The Company has also added a discussion of the RCPS in the “Prospectus Summary” section.

Use of Proceeds, page 28

9.

We note you plan to use a portion of the net proceeds of this offering for acquisitions. Please revise to provide all information required by Item 3.C of Form 20-F. Additionally, we note your significant liabilities and operating expenses for related parties. Please clarify how the proceeds from this offering will be allocated to pay off such liabilities and operating expenses, specifically in regard to the related parties.

In response to the Commission’s comment, the Company respectfully advises that its plans for future acquisitions are currently tentative and no further information required by Item 3C of Form 20-F is available at this time regarding these acquisitions. The Company also advises that it does not anticipate using any of the proceeds from this Offering to settle its liabilities and operating expenses for related parties. Instead, the Company currently plans to settle its liabilities and operating expenses for related parties using the Company’s operating income and has disclosed this in the “Related Parties” section of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

10.

We note your statement that your “CEA practices are a combination of various digital technologies,” including 5G communications. Here or elsewhere in the prospectus, please briefly describe the use of 5G communications in your business.

In response to the Commission’s comment, the Company refers the Staff to the revised “Management’s Discussion of Financial Condition and Results of Operations” in Amendment No. 1, which contains a description of the use of 5G communications in the Company’s business.

Business

Our Products and Services, page 53

11.

We note your statement that in the future you “plan to implement other green RE sources such as biogas and hydrogen.” Please provide additional details on your plans to implement these additional RE sources, including any work you have done to date and your anticipated timeline.

In response to the Commission’s comment, the Company respectfully advises that as of the date of this Response Letter, the referenced plans are still indefinite and no significant work has been completed to further these plans. These plans are still in a conceptual phase. As such, the Company has removed references in Amendment No. 1 to the plans to implement other RE sources.

12.

We note your disclosure “[n]ot only are superfoods nutrient rich, they sell at higher prices and price margins.” Please revise to provide additional disclosure to depict the price and margin difference between your superfoods and your other products.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosure in the “Our Products and Services” subsection.

Competition, page 58

13.

We note your statement that you believe your competitors only compete with you at various parts of your business model but not all three. When discussing your competitors, please identify which parts of your business model they do and do not engage in.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Competition” subsection in Amendment No. 1.

Present and Ongoing Related Party Transactions, page 67

14.

We note your disclosure of certain related party transactions. Please revise to discuss how pricing and supply are determined and how disputes are resolved with your related parties. To the extent you have oral contracts governing your arrangements with these related parties, please file as an exhibit a written description of the oral contracts. For guidance, please refer to Compliance and Disclosure Interpretations, Regulation S-K, Question 146.04.

In response to the Commission’s comment, the Company does not believe that these transactions are entered into on more favorable terms as transactions with non-related parties. Disputes with related parties, if they arise, will be resolved through direct negotiations with the Company and such related parties. The Company notes that as of the end of the 2023 Fiscal Year, the Company had no disputes with its related parties. The Company has also disclosed this in the “Present and Ongoing Related Party Transactions” subsection. The Company additionally notes that as of the date of this Response Letter, it has no oral contracts governing its arrangements with related parties. The Company also respectfully refers the Staff to the revised “Risk Factor” and “Prospectus Summary” sections in Amendment No. 1 for disclosures and risks pertaining to the related party transactions.

15.	Please revise your descriptions of certain related party transactions to identify the nature and extent of the operating expenses paid by Agroz or the related party.

 In response to the Commission’s comment, the Company respectfully refers the Staff to the revised descriptions of certain related party transactions in Amendment No. 1, which add more specificity to the operating expenses paid.

16.

Please expand your risk factor disclosure to address any material risks related to your significant related party transactions.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised “Risk Factor” section, which now includes a discussion of the material risks related to the Company’s related party transactions.

Related Party Transactions, page 67

17.	Please clarify what it means for certain related parties to be “[s]ignificantly influenced” by the controlling shareholder or key management of the Group. It is not clear from your current disclosure what relationship exists between Agroz and the related party.

In response to the Commission’s comment, the Company respectfully advises that “significant influence,” as used in the “Related Party Transactions” section, has the meaning set forth in Item 7B of Form 20-F: having the power to participate in the financial and operating policy decisions of the applicable enterprise, but less than control. Shareholders beneficially owning a 10% interest in voting power are presumed by this definition to have significant influence over the applicable entity. This presumption also applies to shareholders holding 10% of voting power through proxy holdings or shares held in trust. The Company has revised the disclosure in the “Related Party Transactions” section to define “significant influence.”

Notes to Consolidated Financial Statements

Reorganization, basis of presentation and going concern

Reorganization, page F-7

18.

You disclose that Agroz Inc. and Agroz Group are with identical shareholding structures and were under common control. Therefore, you accounted for the reorganization as a recapitalization of the operating entity. Please provide an analysis that supports the notion that they were entities under common control during the periods presented including details sufficient to understand the controlling ownership of Agroz Inc. and Agroz Group before and after the Reorganization.

In response to the Commission’s comment, the Company respectfully advises the Staff that in anticipation of an initial public offering (“IPO”), the Company was incorporated on August 8, 2023; and acquired 100.0% of equity interests of Agroz Group and became the holding company of the Group on December 14, 2023 (the “Reorganization”).

On August 8, 2023, the Company issued 9,901,100 Ordinary Shares, representing 49.51% of the Company’s total ordinary shareholding, to Mr. Gerard Kim Meng Lim, a resident of Malaysia, in exchange for the 901,000 ordinary shares he held in Agroz Group, which also represented 49.51% ordinary shareholding in Agroz Group.

On August 8, 2023, the Company issued 2,000,000 Ordinary Shares, representing 10.00% of the Company’s total ordinary shareholding, to Mr. Kay Yen Tan, a resident of Malaysia, in exchange for the 182,000 ordinary shares he held in Agroz Group, which also represented 10.00% ordinary shareholding in Agroz Group.

On August 8, 2023, the Company issued 7,000,000 Ordinary Shares, representing 35.00% of the Company’s total ordinary shareholding, to HWG Cash Berhad, a Malaysian public company limited by shares, in exchange for the 637,000 ordinary shares it held in Agroz Group, which also represented 35.00% ordinary shareholding in Agroz Group.

On August 8, 2023, the Company issued 1,098,900 Ordinary Shares, representing 5.49% of the Company’s total ordinary shareholding, to SK Au (L) Foundation, a foundation registered in Labuan, Malaysia, in exchange for the 100,000 ordinary shares it held in Agroz Group, which also represented 5.49% ordinary shareholding in Agroz Group.

Immediately before and after the Reorganization, the Company and Agroz Group are with identical shareholdings structures, which were effectively under common control; therefore, the Reorganization was accounted for as a recapitalization of the operating entity.

2.3 Basis of Preparation, page F-8

19.

You stated on page 11 and page 25 that you are an Emerging Growth Company (“EGC”) and elected to take advantage of an extended transition period for complying with new or revised accounting standards. We further note here that you have adopted all applicable new and revised IFRS Standards that are effective. Please note that the EGC accounting deferral election is not applicable to IFRS filers. Please refer to the cover page of Form F- 1 and revise accordingly.

In response to the Commission’s comment, the Company respectfully advises that it will not utilize the extended transition period for complying with new or revised accounting standards for EGCs. The Company has removed disclosures in the Draft Registration Statement which previously indicated the contrary.

3.10 Cash, page F-13

20.

You define cash to include deposits held by banks that can be added or withdrawn without limitation. Please tell us how your definition complies with IAS 7.6 and IAS 7.7.

In response to the Commission’s comment, the Company respectfully refers the Staff to page F-13 of the financial statements in Amendment No. 1, which now includes a disclosure on how deposits held by banks meet the definition of cash and cash equivalents under IAS 7.6 and IAS 7.7.

12. Capital and Reserves, page F-29

21.

You disclose at page 20 that there are certain restrictions on a Malaysian company’s ability to make dividend distributions. Please tell us your consideration of providing parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X, which is required when the restricted net assets of the registrant’s consolidated subsidiaries exceed 25% of consolidated net assets as of the end of the most recently completed fiscal year.

In response to the SEC’s comment regarding the consideration of providing parent-only financial statements under Rules 5-04 and 12-04 of Regulation S-X, the Company respectfully advises that it has reviewed the requirements related to restricted net assets.

According to the Malaysian Companies Act 2016, a Malaysian company may only make dividends distribution out of profits of the company if the company is solvent. The decision to declare and distribute dividends shall be at the sole discretion of the company, contingent upon the satisfaction of both criteria and subject to the final approval of the board of directors for such distribution. Such company is deemed solvent if the company is able to pay its debts as they fall due within twelve (12) months immediately after the distribution is made.

In the fiscal year ended December 31, 2022, Agroz Group experienced a loss and had a shareholders’ deficit. A subsidiary with liabilities exceeding its assets considered to have a net asset base of zero for the purpose of computing its proportionate share of the restricted net assets of consolidated subsidiaries. As there are no restricted net assets, no disclosure is required for parent-only financial statements.

In the fiscal year ended December 31, 2023, Agroz Group earned a profit of MYR 4 million and has a net current asset position of MYR 6 million. According to the Malaysian Companies Act 2016, a company is allowed to pay dividends from its profits if it is solvent. While Agroz Group has met both criteria, the decision to declare and distribute dividends remains at the company’s discretion. Agroz Group chose not to declare dividends for the fiscal year ended December 31, 2023. Therefore, there is no declaration of dividends where there is no restricted assets, and no disclosure of parent-only financial statements is required.

The Company respectfully refers the Staff to page F-29 on the expanded disclosures on page F-29 of the financial statements included in Amendment No. 1.

15. Financial Risk Management and Fair Values of Financial Instruments

(i) Trade Receivables, page F-34

22.

You disclose that trade receivables are due within 30-104 days from the date of billing and 70% of your outstanding receivables at December 31, 2023 have been collected as of the date of the consolidated financial statements filed in August 2024. In that regard, 30% of receivables are significantly past due, even over 104 days. Please clarify the 30% amount due from related parties and third parties, and how you evaluate the reasonableness of your loss allowance and the extent to which you consider the length of time an account has been staying past due beyond your year end to be an indicator of impairment.

In response to the Commission’s comment, the Company respectfully advises that for the 30% of amounts that are past due, the allocations among the three categories are as follows: (i) 0.2% past due from third-party retail outlet customers; (ii) 65.9% past due from third-party industrial business customers; and (iii) 33.9% past due from related-party customers. For trade receivables related to third-party industrial business customers and related parties, the Group measures loss allowances at an amount equal to lifetime ECLs, which is calculated using a behavioral scoring system taking into consideration current and historical credit worthiness, aging analysis, operating history in the relevant industry, reputation in the market, and paid-in capital scale.

In response to the Commission’s comment, the Company also respectfully advises that aging is one factor of the scoring system, when combined with other factors, the Company minimizes credit risk by dealing exclusively with counterparties that have high credit ratings and reputation. The Company’s exposure to credit risk is monitored on an ongoing basis through periodic reviews of the aging of trade receivables. The Company closely monitors the financial strength of trade receivables to reduce the risk of loss.

The Group has evaluated the ECL for the financial year ended December 31, 2023, and has made sufficient provisions for impairment based on the estimated credit loss assessment. Based on our judgment, we do not foresee further indications of impairment other than those that have been provided.

As of September 30, 2024, we have substantially collected 20% of the balance 30% of trade receivables. For customers with outstanding receivables, we maintain an ongoing relationship and monitor the status of receivables and expect to complete the collection of the remainder by October 2024.

Related Party Balances and Transactions, page F-45

23.

Please revise to disclose the meaning of “[s]ignificantly influenced”   when you define the relationship between related parties, including any equity holdings and accounting consequences, if any. We also note that you purchase and sell a big portion of your fresh produce from and to related parties. Please help us understand the arrangement.

In response to the Commission’s comment, the Company respectfully refers the Staff to the revised disclosures on page F-45 of the financial statements included in Amendment No. 1. The Company also advises that the purchases from related parties are purchases from Agroz Ventures Sdn. Bhd. and Agroz Vertical Farm Sdn. Bhd., which are under operation and management contracts entered into by Agroz Group. As part of the Company’s source of revenue and source of fresh produce from the farms operated and managed by Agroz Group are then sold to various customers, including EPetani Sdn. Bhd., a related party. EPetani is considered to be a major customer as it has an extensive network of retailers, hotels, restaurants and café business customers together with a strong online presence serving the retail market.

General

24.	We note the many partnerships, contracts, and agreements you disclose you have entered into. For the following agreements, please revise to disclose the material terms of these agreements:

●	Leased CEA vertical farms you operate (we note your disclosure on page 36 of two new lease agreements);

●	The agreements with Microsoft to be an Independent Software Vendor and a Microsoft AI Cloud Partner;

●	The strategic partnership with AEON Co. (M) Berhad;

●	The borrowing agreement with HWG Cash Berhad; and

●	The Software Development Agreement with Braiven date January 18, 2023.

Please file the agreements as exhibits to the Registration Statement pursuant to Item 601(b)(10) of Regulation S-K or tell us why you are not required to do so.

In response to the Commission’s comment, the Company has revised applicable disclosures throughout Amendment No. 1 to include the material terms of the agreements referenced in this comment number 24. The Company has also filed such agreements as exhibits to Amendment No. 1.

25.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Commission’s comment, the Company respectfully advises that it as of the date of this Response Letter, it did not make any communications as defined in Rule 405, which were presented to potential investors in reliance on Section 5(d).

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at (212) 930-9700 ext. 645 or by email at rcarmel@srfc.law.

Very truly yours,

Sichenzia Ross Ference Carmel LLP

/s/ Ross D. Carmel, Esq.
Ross D. Carmel, Esq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036 T (212)

930-9700 | F (212) 930-9725 | WWW.SRFC.LAW